Product supplement no. 77-I   Registration Statement No. 333-130051
To prospectus dated December 1, 2005 and   Dated May 22, 2007
prospectus supplement dated October 12, 2006   Rule 424(b)(2)



JPMorgan Chase & Co.

Exchangeable Notes Linked to a Common Stock or a Basket of Common Stocks

General

- JPMorgan Chase & Co. may offer and sell from time to time exchangeable notes linked to a single common stock or to a basket of common stocks (in each case, the "Underlying Equity"). As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). We refer to the common stock composing the Underlying Equity as the "Underlying Stock," and the issuer of the Underlying Stock as the "Underlying Stock Issuer." If the Underlying Stock is an ADS, the term "Underlying Stock Issuer" refers to the issuer of the share underlying the ADS.
- This product supplement no. 77-I describes terms that will apply generally to the notes and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified in this product supplement. We refer to these term sheets and pricing supplements generally as "terms supplements." If the terms described in the terms supplement for your notes are inconsistent with those described in this product supplement or the related prospectus supplement or prospectus, the terms described in the terms supplement for your notes will control.
- We will specify in the terms supplement for your notes whether the notes bear interest, and if so, the applicable interest rate.
- We are not affiliated with any of the Underlying Stock Issuer(s), and the Underlying Stock Issuer(s) will not receive any of the proceeds from the offering of these notes. The obligations under the notes are solely the obligations of JPMorgan Chase & Co., and the Underlying Stock Issuer(s) will have no obligation of any kind under the notes.
- Investing in the notes is not equivalent to investing in the Underlying Equity.
- Unless we specify otherwise in the terms supplement for your notes:
  - You may exchange your notes from and including the date specified in the terms supplement for your notes to and including the first Valuation Date for an amount (or in the case of a delivery of shares, shares of Underlying Stock(s) with a value) equal to the Exchange Settlement Amount as described in this product supplement.
  - We may call the notes from and including the date specified in the terms supplement for your notes to, but excluding, the first Valuation Date for an amount (or in the case of a delivery of shares, shares of Underlying Stock(s) with a value) equal to the Call Settlement Amount as described in this product supplement.
  - If your notes remain outstanding on the Final Valuation Date and the Final Underlying Valuation is greater than or equal to $1,000 per principal amount note, your notes will be exchanged automatically on the Maturity Date for an amount (or in the case of a delivery of shares, shares of Underlying Stock(s) with a value) equal to the Automatic Exchange Settlement Amount as described in this product supplement.
  - The notes will be issued in minimum denominations of $1,000 and in multiples of $1,000.
  - The notes will not be listed on any securities exchange.
  - The notes are senior and unsecured obligations of JPMorgan Chase & Co.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on PS–30.

Investing in the Exchangeable Notes involves a number of risks. See "Risk Factors" beginning on PS–11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 77-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

May 22, 2007

Key Terms

Underlying Equity: The common stock or basket of common stocks specified in the terms supplement for your notes.

Interest Rate: If the notes bear interest, interest will accrue at the fixed rate specified in the terms supplement for your notes.

Interest Payment Dates: If the notes bear interest, as specified in the terms supplement for your notes.

Payment at Maturity: Payment at maturity will be based on the performance of the Underlying Equity as specified in the terms supplement for your notes. Unless you have previously exchanged your notes or we have previously called your notes, for each $1,000 principal amount note held by you at maturity, we will pay $1,000 plus any accrued and unpaid interest if the Final Underlying Valuation is less than $1,000 per principal amount note. If the Final Underlying Valuation is greater than or equal to $1,000 per principal amount note, your notes may be exchanged automatically pursuant to the Automatic Exchange on the Maturity Date.

Exchange Right: Unless we specify otherwise in the terms supplement for your notes, provided that we have not previously elected to exercise our Call Right, at any time prior to 11:00 a.m., New York City time, from and including the date specified in the terms supplement for your notes to and including the first Valuation Date, you may exercise your right to exchange each $1,000 principal amount note for shares of the Underlying Stock(s) with a value equal to the Exchange Settlement Amount.

If you exchange your notes, we will have the right to elect to deliver in place of such shares, as determined in our sole discretion, cash or a combination of cash and shares on the Exchange Settlement Date in an amount equal to the Exchange Settlement Amount. Unless we specify otherwise in the terms supplement for your notes, you will be entitled to receive accrued and unpaid interest to, but excluding, the Exchange Date, if any, following the exercise of your Exchange Right.

Exchange Settlement Amount: With respect to the exercise and settlement of your Exchange Right on the Exchange Settlement Date:

(a) if we do not elect to satisfy our obligations in whole or in part in cash, we will deliver for each $1,000 principal amount note:

    (i) with respect to notes linked to a single common stock, a number of shares of the Underlying Stock equal to the Exchange Ratio; and

    (ii) with respect to notes linked to a basket of common stocks, for each Underlying Stock in the basket, a number of shares equal to its respective Exchange Ratio;

(b) if we elect to satisfy our obligations in cash, we will deliver for each $1,000 principal amount note an amount in cash equal to the Underlying Valuation on the Exchange Date;

(c) if we elect to satisfy a portion of our obligations in cash and a portion of our obligations in shares of Underlying Stock(s), we will deliver for each $1,000 principal amount note:

    (i) a number of shares of the Underlying Stock(s) equal to the Share Settlement Percentage *multiplied by* the number of shares of the Underlying Stock(s) we would be obligated to deliver under (a) if we were to satisfy our obligations in shares of the Underlying Stock(s); *plus*

    (ii) an amount equal to the Cash Settlement Percentage *multiplied by* the amount we would be obligated to deliver under (b) if we were to elect to satisfy our obligations in cash;

provided, however, that if the number of shares to be delivered above is not a whole number, we will deliver, in addition to the number of shares set forth above, an amount of cash equal to the value of the fractional shares on the Exchange Date.

Exchange Date: Subject to the occurrence of a Market Disruption Event (as defined under "General Terms of Notes — Market Disruption Events"), any trading day from and including the date specified in the terms supplement for your notes to and including the first Valuation Date on which we receive notification that you have elected to exchange your notes.

Key Terms (continued):

Exchange Settlement Date: Unless we specify otherwise in the terms supplement for your notes, the final scheduled trading day of the Settlement Period after the Exchange Date; *provided however* that if a Market Disruption Event has occurred and is continuing on such day and the Exchange Settlement Date would fall after the Maturity Date, the Exchange Settlement Date will be the Maturity Date.

Call Right: Unless we specify otherwise in the terms supplement for your notes, we may call all or a portion of your notes upon no less than ten business days' notice from and including the date specified in the terms supplement for your notes to, but excluding, the first Valuation Date.

Once we have given notice that we are calling the notes, you may not elect to exchange your notes.

If we call your notes, we will deliver, for each $1,000 principal amount note, shares of the Underlying Stock(s) with a value equal to the Call Settlement Amount. We will have the right in place of such shares to elect to deliver, as determined in our sole discretion, cash or a combination of cash and shares on the Call Settlement Date in an amount equal to the Call Settlement Amount. Unless we specify otherwise in the terms supplement for your notes, you will be entitled to receive accrued and unpaid interest to, but excluding, the Call Date, if any, following our exercise of the Call Right.

Call Settlement Amount: With respect to our exercise and settlement of our Call Right on any Call Settlement Date:

(a) if we do not elect to satisfy our obligations in whole or in part in cash, we will deliver for each $1,000 principal amount note:

    (i) if the Call Price on the Call Date is less than or equal to the Underlying Valuation on the Call Date, with respect to notes linked to a single common stock, a number of shares of the Underlying Stock equal to the Exchange Ratio; and with respect to notes linked to a basket of common stocks, for each Underlying Stock in the basket, a number of shares equal to its respective Exchange Ratio; or

    (ii) if the Call Price on the Call Date is greater than the Underlying Valuation on the Call Date, with respect to notes linked to a single common stock, a number of shares of the Underlying Stock equal to (A) a fraction, the numerator of which is the Call Price on the Call Date and the denominator of which is the Underlying Valuation on the Call Date *multiplied by* (B) the Exchange Ratio; and with respect to notes linked to a basket of common stocks, for each Underlying Stock in the basket, a number of shares equal to (A) a fraction, the numerator of which is the Call Price on the Call Date and the denominator of which is the Underlying Valuation on the Call Date *multiplied by* (B) its respective Exchange Ratio;

(b) if we elect to satisfy our obligations in cash, we will deliver for each $1,000 principal amount note an amount in cash equal to the greater of (i) the Call Price on the Call Date or (ii) the Underlying Valuation on the Call Date;

(c) if we elect to satisfy a portion of our obligations in cash and a portion of our obligations in shares of Underlying Stock(s), we will deliver for each $1,000 principal amount note:

    (i) a number of shares of the Underlying Stock(s) equal to the Share Settlement Percentage *multiplied by* the number of shares of the Underlying Stock(s) we would be obligated to deliver under (a) if we were to satisfy our obligations in shares of the Underlying Stock(s); *plus*

    (ii) an amount equal to the Cash Settlement Percentage *multiplied by* the amount we would be obligated to deliver under (b) if we were to elect to satisfy our obligations in cash;

provided, however, that if the number of shares to be delivered above is not a whole number, we will deliver, in addition to the number of shares set forth above, an amount of cash equal to the value of the fractional shares on the Call Date.

Key Terms (continued):

Call Date:	Any trading day on or after the date specified in the terms supplement for your notes to, but excluding, the first Valuation Date, on which we deliver notice that we are electing to call your notes.
Call Settlement Date:	Unless we specify otherwise in the terms supplement for your notes, the final scheduled trading day of the Settlement Period after the Call Date; *provided* that if a Market Disruption Event has occurred and is continuing on such day and the Call Settlement Date would fall after the Maturity Date, the Call Settlement Date will be the Maturity Date.
Automatic Exchange:	Unless we specify otherwise in the terms supplement for your notes, if the Final Underlying Valuation is greater than or equal to $1,000, then we will automatically exchange your notes and deliver to you shares of the Underlying Stock(s) with a value equal to the Automatic Exchange Settlement Amount on the Maturity Date. If the Final Underlying Valuation is less than $1,000, you will receive $1,000 in cash on the Maturity Date.
	If we automatically exchange your notes, we will have the right to elect to deliver in place of such shares, as determined in our sole discretion, cash or a combination of cash and shares on the Maturity Date in an amount equal to the Automatic Exchange Settlement Amount. Unless we specify otherwise in the terms supplement for your notes, you will be entitled to receive any accrued and unpaid interest upon the Automatic Exchange.

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 77-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 77-I and with respect to JPMorgan Chase & Co. This product supplement no. 77-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 77-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the terms supplement for your notes and this product supplement no. 77-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The terms supplement for your notes, this product supplement no. 77-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 77-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 77-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 77-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 77-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 77-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction n° 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 77-I or the accompanying prospectus supplement, prospectus or terms supplement may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 77-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 77-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 77-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The notes may not be publicly offered in Switzerland, as such term is defined or interpreted under the Swiss Code of Obligations. Neither this product supplement no. 77-I, the accompanying prospectus supplement, prospectus or terms supplement nor any of the documents related to the notes constitutes a prospectus in the sense of article 652a or 1156 of the Swiss Code of Obligations.

In addition, notes that fall within the scope of the Swiss Investment Fund Act may not be offered and distributed by means of public advertising in or from Switzerland, as such term is defined or interpreted under the Swiss Investment Fund Act. Such notes will not be registered with the Swiss Federal Banking Commission under the Swiss Investment Fund Act and the corresponding Swiss Investment Fund Ordinance and investors will, therefore, not benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 77-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the terms supplement for your notes. The term "note" refers to each of our $1,000 principal amount Exchangeable Notes.

General

The notes are senior unsecured obligations of JPMorgan Chase & Co. The notes are linked to a single common stock or to a basket of common stocks (in each case, the "Underlying Equity"). As used in this product supplement, the term "common stock" includes non-U.S. equity securities issued through depositary arrangements such as American depositary shares ("ADSs"). We refer to the common stock composing the Underlying Equity as the "Underlying Stock," and the issuer of the Underlying Stock as the "Underlying Stock Issuer." If the Underlying Stock is an ADS, the term Underlying Stock Issuer refers to the issuer of the share underlying the ADS. The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the terms supplement for your notes. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

If specified in the terms supplement for your notes, you may require us to exchange the notes as described in this product supplement.

If specified in the terms supplement for your notes, we may call the notes prior to maturity as described in this product supplement.

The notes will be issued in minimum denominations of $1,000 and in multiples of $1,000, unless we specify otherwise in the terms supplement for your notes. The principal amount and issue price of each note is $1,000, unless we specify otherwise in the terms supplement for your notes. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("DTC" or the "Depositary") or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the terms supplement for your notes accompanying this product supplement no. 77-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the terms supplement for your notes are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the terms supplement for your notes shall control.

Payment at Maturity

The maturity date for the notes (the "Maturity Date") will be specified in the terms supplement for your notes. If that day is not a business day, the Maturity Date will be the following business day. Unless we specify otherwise in the terms supplement for your notes, if a Market Disruption Event (as defined in "General Terms of Notes — Market Disruption Event") has occurred and is continuing on a scheduled Valuation Date, the Valuation Date for each Underlying Stock not affected by the Market Disruption Event will be the scheduled Valuation Date, and the Valuation Date for each Underlying Stock affected by the Market Disruption Event will be postponed; *provided, however,* that if any final Valuation Date is postponed so that it falls less than three (3) business days prior to the scheduled Maturity Date, the Maturity Date shall be the third business day following such postponed final Valuation Date; *provided, further,* that the Maturity Date shall not be delayed by more than ten (10) business days. We describe Market Disruption Events under "General Terms of Notes — Market Disruption Events."

On the Maturity Date, unless you have previously exchanged your notes, we have previously called your notes or the Automatic Exchange has occurred, for each $1,000 principal amount note held by you, we will pay $1,000 in cash *plus* any accrued and unpaid interest.

If some, but not all, of your notes have been exchanged or called pursuant to your Exchange Right, our Call Right or the Automatic Exchange and a portion of your note remains outstanding, we will make the payment described above on the portion of your note that remains outstanding on the Maturity Date.

If your notes are exchanged pursuant to your exercise of the Exchange Right or called pursuant to our exercise of the Call Right or the Automatic Exchange has occurred, you may receive less than the amount described above. See "Risk Factors — Following your notice of an exercise of your Exchange Right on the Exchange Date, our notice of an exercise of our Call Right on the Call Date, or the occurrence of the Automatic Exchange, the value of the Underlying Equity may change prior to your receipt of shares of the Underlying Equity."

Underlying Valuation. Unless we specify otherwise in the terms supplement for your notes, the "Underlying Valuation" per $1,000 principal amount note on any trading day is, with respect to notes linked to a single common stock, the product of the closing price of the common stock on that trading day and the Exchange Ratio, or, with respect to notes linked to a basket of common stocks, the sum of the products of the closing price of each Underlying Stock on that trading day and its respective Exchange Ratio.

Final Underlying Valuation. Unless we specify otherwise in the terms supplement for your notes, the "Final Underlying Valuation" per $1,000 principal amount note on the final Valuation Date is, with respect to notes linked to a single common stock, the product of (x) the closing price or the arithmetic average of the closing prices of the common stock on the Valuation Date(s), as applicable, and (y) the Exchange Ratio, or, with respect to notes linked to a basket of common stocks, the sum of the products of (x) the closing price or the arithmetic average of the closing prices of each Underlying Stock on the Valuation Date(s), as applicable, and (y) its respective Exchange Ratio.

The Final Underlying Valuation may be determined by reference to a single date, which we refer to as the "Observation Date," or to several dates, each of which we refer to as an "Averaging Date," as specified in the terms supplement for your notes. We refer to these dates generally as "Valuation Dates" in this product supplement. In the case of a single Valuation Date, the terms "first Valuation Date" and "final Valuation Date" in this product supplement refer to the single Valuation Date. Any Valuation Date is subject to postponement in the event of certain Market Disruption Events. See "General Terms of Notes — Market Disruption Events."

If a Valuation Date is not a trading day, the Valuation Date will be postponed to the immediately succeeding trading day. If a Market Disruption Event occurs and continues on a scheduled Valuation Date, the Valuation Date for each Underlying Stock not affected by the Market Disruption Event will be the scheduled Valuation Date, and the Valuation Date for each Underlying Stock affected by the Market Disruption Event will be postponed to the immediately succeeding trading day on which (x) no Market Disruption Event occurs or continues relating to such Underlying Stock and (y), if applicable, another Averaging Date in respect of the relevant Valuation Date does not or is not deemed to occur; *provided* that no Valuation Date for any Underlying Stock shall be postponed to a date later than the Final Disrupted Valuation Date (as defined below). If the Final Disrupted Valuation Date is not a trading day or if there is a Market Disruption Event on such day, for each Valuation Date that is postponed to the Final Disrupted Valuation Date, the closing price of the relevant Underlying Stock shall be determined by the calculation agent in good faith based upon its assessment of the market value of the relevant Underlying Stock on that Final Disrupted Valuation Date.

For notes that have a maturity of not more than one year, no Valuation Date shall be postponed such that the Maturity Date for such notes is more than one year after the issue date. For such notes, the "Final Disrupted Valuation Date" shall be the earlier of (x) the tenth (10th) scheduled trading day after the scheduled final Valuation Date and (y) the last date that could serve as the final Valuation Date such that the Maturity Date for such notes would be no more than one year after the issue date. For notes that have a maturity of more than one year, the "Final Disrupted Valuation Date" shall be the tenth (10th) scheduled trading day after the scheduled final Valuation Date.

We will irrevocably deposit with DTC no later than 10:00 a.m., New York City time on the applicable date or dates funds sufficient to make payments of the amount payable at maturity, the Exchange Settlement Date, if any, and the Call Settlement Date, if any, and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Settlement Period. When we refer to "Settlement Period," we are referring to, with respect to an Exchange Date, the period from an Exchange Date through and including the Exchange Settlement Date and with respect to a Call Date, the period from a Call Date through and including the Call Settlement Date. Unless otherwise specified in the terms supplement, the Settlement Period will be ten (10) trading days.

A "trading day" is, unless we specify otherwise in the terms supplement for your notes, a day, as determined by the calculation agent, on which (i) trading is generally conducted on the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange LLC ("AMEX"), the NASDAQ Global Select Market, the NASDAQ Global Market, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States; and (ii) a Market Disruption Event has not occurred.

A "business day" is, unless we specify otherwise in the terms supplement for your notes, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Interest Payments

If the notes bear interest, interest will accrue at the fixed rate specified in the terms supplement for your notes. Interest will accrue with respect to the first interest period from the issuance date of the notes to, but excluding, the next Interest Payment Date, and with respect to each successive interest period, from the most recent Interest Payment Date for which interest has been paid or provided for, to, but excluding, the next Interest Payment Date (or in the case of the final interest period, the Maturity Date). Unless we specify otherwise in the terms supplement for your notes, upon your exercise of the Exchange Right, our exercise of the Call Right or the occurrence of the Automatic Exchange, you will receive any accrued and unpaid interest on the notes attributable to the period from the most recent Interest Payment Date to, but excluding, the Exchange Date, Call Date or the Maturity Date, as applicable.

Subject to the preceding paragraph, we will pay interest in arrears on each date specified in the terms supplement for your notes (each such date, an "Interest Payment Date") to the holders of record at the close of business on the Record Date, unless we specify otherwise in the terms supplement for your notes.

Interest on the notes will be calculated based on a 360-day year of twelve 30-day months, unless we specify otherwise in the terms supplement for your notes. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest payment period, if any, will commence as if the payment had not been delayed.

The "Record Date" for each Interest Payment Date (other than the Maturity Date, for which the "Record Date" will be the close of business on the fifth (5th) business day preceding the scheduled Maturity Date) will be the close of business on the date that is fifteen (15) calendar days prior to such Interest Payment Date, whether or not that date is a business day.

Exchange Right

Unless we specify otherwise in the terms supplement for your notes, provided that we have not previously elected to exercise our Call Right, at any time prior to 11:00 a.m., New York City time, from and including the date specified in the terms supplement for your notes to and including the first Valuation Date, you may exercise your right to exchange each $1,000 principal amount note for shares of the Underlying Stock(s) with a value equal to the Exchange Settlement Amount.

If you exchange your notes, we will have the right to elect to deliver in place of such shares, as determined in our sole discretion, cash or a combination of cash and shares on the Exchange Settlement Date in an amount equal to the Exchange Settlement Amount. See "— Settlement Election." Unless we specify otherwise in the terms supplement for your notes, if you exercise your Exchange Right, you must exchange at least twenty-five (25) notes (equivalent to $25,000 in aggregate principal amount) at a time; *provided* that you may exchange any number of notes if you are exchanging all of your notes.

We will, or will cause one of our affiliates to, deliver shares of the Underlying Stock(s), or upon our election, cash or a combination of cash and shares in an amount (or in the case of a delivery of shares, a value) equal to the Exchange Settlement Amount to the trustee on the Exchange Settlement Date. Unless we specify otherwise in the terms supplement for your notes, you will receive any accrued and unpaid interest on your notes following the exercise of your Exchange Right.

If we have given notice that we are calling the notes, your right to elect to exchange the notes will terminate.

Exchange Settlement Amount. "Exchange Settlement Amount" means, with respect to the exercise and settlement of your Exchange Right on the Exchange Settlement Date:

    (a)   if we do not elect to satisfy our obligations in whole or in part in cash, we will deliver for each $1,000 principal amount note:

        (i)   with respect to notes linked to a single common stock, a number of shares of the Underlying Stock equal to the Exchange Ratio; and

        (ii) with respect to notes linked to a basket of common stocks, for each Underlying Stock in the basket, a number of shares equal to its respective Exchange Ratio;

    (b)   if we elect to satisfy our obligations in cash, we will deliver for each $1,000 principal amount note an amount in cash equal to the Underlying Valuation on the Exchange Date;

    (c)   if we elect to satisfy a portion of our obligations in cash and a portion of our obligations in shares of Underlying Stock(s), we will deliver for each $1,000 principal amount note:

        (i)   a number of shares of the Underlying Stock(s) equal to the Share Settlement Percentage *multiplied by* the number of shares of the Underlying Stock(s) we would be obligated to deliver under (a) if we were to satisfy our obligations in shares of the Underlying Stock(s); *plus*

        (ii) an amount equal to the Cash Settlement Percentage *multiplied by* the amount we would be obligated to deliver under (b) if we were to elect to satisfy our obligations in cash;

provided, however that if the number of shares to be delivered above is not a whole number, we will deliver, in addition to the number of shares set forth above, an amount of cash equal to the value of the fractional shares on the Exchange Date.

Exercise of Exchange Right. To exercise your Exchange Right, you must:

- complete and deliver to us, the trustee and the calculation agent through the participant at DTC through which you own your beneficial interest in the notes (the "DTC Participant") a notice (the "Notice of Exchange") in the form of Annex A prior to 11:00 a.m. (New York City time) on such day on which you exercise your Exchange Right;

- instruct the DTC Participant holding the notes on your behalf to transfer your book-entry interest in the notes to the trustee, who will cancel the notes on our behalf;

- exchange notes with a principal amount equal to or greater than $25,000, unless we specify otherwise in the terms supplement for your notes or the exchange is for all of your notes; and

- certify and acknowledge in the Notice of Exchange that the instruction to exchange the notes is irrevocable.

Because the notes will initially be held only in book-entry form, you may exercise your Exchange Right only by acting through your DTC Participant, who is the registered holder of the notes, unless the notes are at some point certificated. Accordingly, as a beneficial owner of notes, if you desire to exchange all or a portion of your notes, you must instruct the DTC Participant to exercise the Exchange Right on your behalf by forwarding the Notice of Exchange to us, the trustee and the calculation agent as described above. In order to ensure that the instructions are received by us on a particular day, you must instruct the DTC Participant before that DTC Participant's deadline for accepting instructions from their customers. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, as a beneficial owner of notes, you should consult with your DTC Participant for its relevant deadline. All instructions given to us by a DTC Participant on your behalf relating to the Exchange Right will be irrevocable. In addition, at the time Exchange Right instructions are given, you must direct the DTC Participant to transfer its book-entry interest in the related notes, on DTC's records, to the trustee. See "General Terms of Notes — Book-Entry Only Issuance — The Depository Trust Company" in this product supplement and "Description of Notes — Exchangeable Notes" in the accompanying prospectus supplement.

Exchange Date. Subject to the occurrence of a Market Disruption Event, as described below, the "Exchange Date" is any trading day from and including the date specified in the terms supplement for your notes to and including the first Valuation Date on which you have, on or prior to 11:00 a.m., New York City time:

- duly completed and delivered (or caused your participant at DTC to duly complete and deliver) to us, the trustee and the calculation agent, as described above, a Notice of Exchange together with a representation that the instruction to exchange the notes is irrevocable; and

- delivered (or caused your DTC Participant to deliver) to the trustee the notes to be exchanged.

If we receive such Notice of Exchange after 11:00 a.m., New York City time, the Exchange Date will be the immediately succeeding trading day.

If a Market Disruption Event relating to an Underlying Stock occurs or is continuing on a day that would otherwise be an Exchange Date, then the Exchange Date will be postponed to the immediately succeeding trading day on which no Market Disruption Event occurs and is continuing relating to any of the Underlying Stock(s). In no event, however, will any Exchange Date be postponed to a day that is later than the scheduled final Valuation Date. If the Exchange Date is postponed to the scheduled final Valuation Date, but the scheduled final Valuation Date is not a trading day or a Market Disruption Event relating to any Underlying Stock occurs or is continuing on that day, that day will nevertheless be the applicable Exchange Date and the closing price of any such Underlying Stock in respect of which there is a Market Disruption Event will be determined by the calculation agent in good faith based upon its assessment of the market value of such relevant Underlying Stock on that scheduled final Valuation Date.

Exchange Settlement Date. Unless we specify otherwise in the terms supplement for your notes, the "Exchange Settlement Date" will be the final scheduled trading day of the Settlement Period after the Exchange Date; *provided however* that if a Market Disruption Event has occurred and is continuing on such day and the Exchange Settlement Date would fall after the Maturity Date, the Exchange Settlement Date will be the Maturity Date.

Cash Settlement Percentage. The "Cash Settlement Percentage" means, with respect to the Settlement Amount (as defined below), a fraction, expressed as a percentage, the numerator of which is the portion of that Settlement Amount that we elect to settle in cash, and the denominator of which is the entire Settlement Amount.

Share Settlement Percentage. The "Share Settlement Percentage" means, with respect to the Settlement Amount, 100% *minus* the Cash Settlement Percentage.

Call Right

Unless we specify otherwise in the terms supplement for your notes, we may call all or a portion of your notes upon no less than ten (10) business days' notice from and including the date specified in the terms supplement for your notes to, but excluding, the first Valuation Date.

Once we have given you notice that we are electing to call the notes, you may not elect to exchange your notes.

If we call your notes, we will deliver, for each $1,000 principal amount note, shares of the Underlying Stock(s) with a value equal to the Call Settlement Amount. We will have the right to elect to deliver in place of such shares, as determined in our sole discretion, cash or a combination of cash and shares on the Call Settlement Date in an amount equal to the Call Settlement Amount. See "— Settlement Election."

Call Settlement Amount. The "Call Settlement Amount" means with respect to our exercise and settlement of our Call Right on any Call Settlement Date:

(a) if we do not elect to satisfy our obligations in whole or in part in cash, we will deliver for each $1,000 principal amount note:

   (i) if the Call Price on the Call Date is less than or equal to the Underlying Valuation on the Call Date, with respect to notes linked to a single common stock, a number of shares of the Underlying Stock equal to the Exchange Ratio; and with respect to notes linked to a basket of common stocks, for each Underlying Stock in the basket, a number of shares equal to its respective Exchange Ratio; or

   (ii) if the Call Price on the Call Date is greater than the Underlying Valuation on the Call Date, with respect to notes linked to a single common stock, a number of shares of the Underlying Stock equal to (A) a fraction, the numerator of which is the Call Price on the Call Date and the denominator of which is the Underlying Valuation on the Call Date *multiplied by* (B) the Exchange Ratio; and with respect to notes linked to a basket of common stocks, for each Underlying Stock in the basket, a number of shares equal to (A) a fraction, the numerator of which is the Call Price on the Call Date and the denominator of which is the Underlying Valuation on the Call Date *multiplied by* (B) its respective Exchange Ratio;

(b) if we elect to satisfy our obligations in cash, we will deliver for each $1,000 principal amount note an amount in cash equal to the greater of (i) the Call Price on the Call Date or (ii) the Underlying Valuation on the Call Date;

(c) if we elect to satisfy a portion of our obligations in cash and a portion of our obligations in shares of Underlying Stock(s), we will deliver for each $1,000 principal amount note:

   (i) a number of shares of the Underlying Stock(s) equal to the Share Settlement Percentage *multiplied by* the number of shares of the Underlying Stock(s) we would be obligated to deliver under (a) if we were to satisfy our obligations in shares of the Underlying Stock(s); *plus*

   (ii) an amount equal to the Cash Settlement Percentage *multiplied by* the amount we would be obligated to deliver under (b) if we were to elect to satisfy our obligations in cash;

provided, however, that if the number of shares to be delivered above is not a whole number, we will deliver, in addition to the number of shares set forth above, an amount of cash equal to the value of the fractional shares on the Call Date.

The "Call Price" will be specified in the terms supplement for your notes. The Call Price may be determined by reference to a schedule of Call Prices that will vary based on the Call Date.

Unless we specify otherwise in the terms supplement for your notes, if we elect to exercise our Call Right, we will pay you any accrued and unpaid interest attributable to your notes during the period from the most recent Interest Payment Date to but excluding the Call Date. Unless we default in the payment of the amount due on the Call Settlement Date, interest will cease to accrue on the Call Date.

Exercise of Call Right. We will deliver a written notice of our intention to call the notes (a "Call Notice") through the facilities of DTC no less than ten (10) business days prior to the Call Settlement Date. We will deliver the Call Settlement Amount, *plus* any accrued but unpaid interest on the notes to the trustee, as paying agent, for delivery to DTC, as holder of the notes, on or prior to the Call Settlement Date fixed by us and set forth in the Call Notice. We expect such amount will be distributed to beneficial holders of the notes on the Call Settlement Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See "General Terms of Notes — Book-Entry Only Issuance — The Depository Trust Company" below, and see "The Depositary" in the accompanying prospectus supplement.

Call Date. The "Call Date" is any trading day on or after the date specified in the terms supplement for your notes to but excluding the first Valuation Date, on which we give you the Call Notice that we are exercising our Call Right; *provided* that unless we deliver the Call Notice prior to 12:00 p.m., New York City time, and prior to the close of the principal trading session in the relevant market(s) in respect of the Underlying Stock(s), the Call Date shall be the trading day immediately following such date.

Call Settlement Date. The "Call Settlement Date" will be the final scheduled trading day of the Settlement Period after the Call Date; *provided* that if a Market Disruption Event has occurred and is continuing on such day and the Call Settlement Date would fall after the Maturity Date, the Call Settlement Date will be the Maturity Date.

Automatic Exchange

Unless we specify otherwise in the terms supplement for your notes, if the Final Underlying Valuation is greater than or equal to $1,000, then we will automatically exchange your notes and deliver to you shares of the Underlying Stock(s) with a value equal to the Automatic Exchange Settlement Amount on the Maturity Date. If the Final Underlying Valuation is less than $1,000, you will receive $1,000 plus any accrued and unpaid interest on the Maturity Date. See "— Payment at Maturity."

If we automatically exchange your notes, we will have the right to elect to deliver in place of such shares, as determined in our sole discretion, cash or a combination of cash and shares on the Maturity Date in an amount equal to the Automatic Exchange Settlement Amount. See "— Settlement Election."

Unless we specify otherwise in the terms supplement for your notes, you will be entitled to receive any accrued and unpaid interest upon the Automatic Exchange.

The Automatic Exchange will occur without any action on your part and without any obligation on our part to issue any notice.

Automatic Exchange Settlement Amount. The "Automatic Exchange Settlement Amount" means, with respect to the exercise and settlement of the Automatic Exchange on the Maturity Date, if the Final Underlying Valuation is greater than or equal to $1,000:

(a) if we do not elect to satisfy our obligations in whole or in part in cash, we will deliver for each $1,000 principal amount note:

    (i) with respect to notes linked to a single common stock, a number of shares of the Underlying Stock equal to the Exchange Ratio; and

    (ii) with respect to notes linked to a basket of common stocks, for each Underlying Stock in the basket, a number of shares equal to its respective Exchange Ratio;

(b) if we elect to satisfy our obligations in cash, we will deliver for each $1,000 principal amount note an amount in cash equal to the Final Underlying Valuation;

(c) if we elect to satisfy a portion of our obligations in cash and a portion of our obligations in shares of Underlying Stock(s), we will deliver for each $1,000 principal amount note:

    (i) a number of shares of the Underlying Stock(s) equal to the Share Settlement Percentage multiplied by the number of shares of the Underlying Stock(s) we would be obligated to deliver under (a) if we were to satisfy our obligations in shares of the Underlying Stock(s); plus

    (ii) an amount equal to the Cash Settlement Percentage multiplied by the amount we would be obligated to deliver under (b) if we were to elect to satisfy our obligations in cash;

provided, however, that if the number of shares to be delivered above is not a whole number, we will deliver, in addition to the number of shares set forth above, an amount of cash equal to the value of the fractional shares on the final Valuation Date.

Automatic Exchange Date. The "Automatic Exchange Date" will be the final Valuation Date, subject to postponement as described above. See "— Payment at Maturity." Such date or any other date on which the Automatic Exchange occurs in accordance with this section will be deemed an Exchange Date (except that the settlement will be made on the Maturity Date), even though you have not delivered a Notice of Exchange in respect of your notes or transferred your notes to the trustee.

Determination of Closing Price

If applicable, the "closing price" for one share of each of the Underlying Stocks (or one unit of any other security for which a closing price must be determined) on any trading day means:

- if the applicable Underlying Stock (or any such other security) is listed or admitted to trading on a national securities exchange, the last reported sale price, regular way, of the principal trading session on such day on the principal U.S. securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") on which such common stock (or any such other security) is listed or admitted to trading;

- if the applicable Underlying Stock (or any such other security) is a security of the NASDAQ Global Select Market or the NASDAQ Global Market (and *provided* that the NASDAQ Global Select Market or the NASDAQ Global Market is not then a national securities exchange), the Nasdaq Official closing price, which equals the normalized price of the last trade reported to the NASDAQ Global Select Market's or the NASDAQ Global Market's proprietary trade reporting system with a last sale eligible sale condition modifier as of 4:00:02 p.m., New York City time;

- if the applicable Underlying Stock (or any such other security) is neither listed or admitted to trading on any national securities exchange nor a security of the NASDAQ Global Select Market or the NASDAQ Global Market but is included in the OTC Bulletin Board Service operated by the National Association of Securities Dealers, Inc. (the "NASD"), the last reported sale price of the principal trading session on the OTC Bulletin Board Service on such day; or

- otherwise, if none of the above circumstances is applicable, the mean, as determined by the calculation agent, of the bid prices for the applicable Underlying Stock (or any such other security) obtained from as many dealers in such security, but not exceeding three, as will make such bid prices available to the calculation agent. Bids of JPMorgan Chase & Co. or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained.

The term "security of the NASDAQ Global Select Market or the NASDAQ Global Market" will include a security quoted on any successors to such systems.

Settlement Election

If you elect to exchange your notes, we elect to call your notes or the Automatic Exchange has occurred, we will have the right to elect to deliver in place of shares, as determined in our sole discretion, cash or a combination of cash and shares of the Underlying Stock(s) on the Exchange Settlement Date, Call Settlement Date or Maturity Date, as applicable, in an amount equal to the Exchange Settlement Amount, Call Settlement Amount or Automatic Exchange Settlement Amount, as applicable (each, the "Settlement Amount").

If we elect to pay all or a portion of the Exchange Settlement Amount in cash, we will give holders notice (the "Election Notice") on or prior to the business day immediately following the Exchange Date. If we elect to pay all or a portion of the Call Settlement Amount in cash, we will deliver the Election Notice on the Call Date together with the Call Notice. If we elect to pay all or a portion of the Automatic Exchange Settlement Amount in cash, we will deliver the Election Notice on or prior to the business day immediately following the final Valuation Date.

We will indicate in the Election Notice whether:

- we have elected to satisfy the entire Settlement Amount in cash; or

- we have elected to satisfy the Cash Settlement Percentage of the Settlement Amount in cash and the remainder (or the Share Settlement Percentage) of the Settlement Amount in shares of the Underlying Stock(s).

Exchange Ratio

The "Exchange Ratio" per note for each Underlying Stock will be set forth in the terms supplement for your notes and is subject to adjustment for certain corporate events relating to the Underlying Stock Issuer. See "General Terms of Notes — Anti-dilution Adjustments" below.

Dividend Protection. Unless otherwise specified in the terms supplement for your notes, the Exchange Ratio of any Underlying Stock will be subject to adjustment (a) if the Underlying Stock Issuer pays a cash dividend on its Underlying Stock that is greater than or less than a "Dividend Threshold," which will be set forth in the applicable terms supplement or (b) if the calculation agent determines, in its sole discretion, that the Underlying Stock Issuer has failed to declare or make a dividend payment on any Exchange Ratio Adjustment Date. The corresponding adjustment will be effective as of the close of business on the trading day immediately preceding the ex-dividend date for the relevant dividend payment on the Underlying Stock or on the Exchange Ratio Adjustment Date, as applicable.

The Dividend Threshold and the Exchange Ratio Adjustment Dates will be specified in the terms supplement for your notes.

Foreign Currency Adjustment. The terms supplement for your notes may provide for adjustments to the Exchange Ratio depending on changes in the rate of exchange between the U.S. dollar and the currency specified in the terms supplement for your notes.

No Fractional Shares

If, at maturity or upon the exercise of the Exchange Right at your option or the Call Right at our option, we deliver shares of the Underlying Stock(s), we will pay cash in lieu of delivering any fractional shares of such common stock in an amount equal to the product of the closing price of the applicable Underlying Stock, as determined by the calculation agent on the Exchange Date, Call Date or Automatic Exchange Date, as applicable, and such fractional amount.

Delivery of Shares

We may designate any of our affiliates to deliver any shares of the Underlying Stock(s) or any Exchange Property (as defined below in "General Terms of Notes — Anti-dilution Adjustments") pursuant to the terms of the notes, and we shall be discharged of any obligation to deliver such shares or Exchange Property to the extent of such performance by an affiliate. Reference in this product supplement to delivery of shares of the Underlying Stock(s) or any Exchange Property by us shall also include delivery of such shares or Exchange Property by an affiliate.

RISK FACTORS

Your investment in the notes will involve certain risks. Investing in the notes is not equivalent to investing directly in the Underlying Equity. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

The yield to maturity may be less than interest on ordinary notes and under certain circumstances may be zero.

The terms supplement for your notes will set forth the rate at which the notes bear interest, if at all. This rate may be lower than the interest rate that we or a different issuer with a similar credit rating to that of JPMorgan Chase & Co. would pay on non-exchangeable senior notes maturing at the same time as the notes. Unless we specify otherwise in the terms supplement for your notes, if you exchange your notes, we call the notes or the Automatic Exchange has occurred, you will receive any accrued and unpaid interest on the date of any such exchange or call.

Your return on the notes will not be the same as the return you could earn by owning the Underlying Stock(s) directly.

In order for you to receive securities or cash having a value in excess of the principal amount of the notes upon the Automatic Exchange, exchange or call of the notes, as applicable, the value of the Underlying Equity must increase from the pricing date to the Valuation Date(s), the Exchange Date or the Call Date, as the case may be, such that its value (x) when the Final Underlying Valuation is determined in respect of the Valuation Date(s) for Automatic Exchange, or (y) when the Underlying Valuation is determined on the Exchange Date for an exchange or on the Call Date for a call, is greater than the value of the Underlying Equity on the pricing date by at least an amount set forth in the terms supplement for your notes.

The calculation of the value of the Underlying Equity, and in certain circumstances, other securities, property and/or cash, and any amounts payable to you following any exchange or call of the notes, as the case may be, does not take into consideration the value of cash dividends, if any, paid on the Underlying Stock, other than as described in the section entitled "General Terms of Notes — Anti-dilution Adjustments."

The notes are subject to early redemption due to our call right.

At any time on or after the date specified in the terms supplement for your notes to, but excluding, the first Valuation Date, we may call all or part of the notes upon no less than ten (10) business days' notice. Because we may call all or part of the notes at our discretion, the amount you receive on the Call Settlement Date may be less than the amount you would have received if we did not have the right to call the notes. In addition, the term of your investment will be shortened if we call the notes and you will not participate in any future appreciation of the Underlying Stock(s) if we do not deliver shares of the Underlying Equity.

Secondary trading may be limited.

Unless we specify otherwise in the terms supplement for your notes, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc. ("JPMSI") may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If at any time JPMSI or another agent does not act as a market maker, it is likely that there will be little or no secondary market for the notes. In addition, certain factors will likely adversely affect any secondary market price of the notes and the price at which JPMSI is willing to repurchase the notes, if at all. See "— The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity."

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that generally, the value of the Underlying Equity and interest rates on any day will affect the value of the notes more than any other single factor. In general, the value of the notes will decrease as the value of the Underlying Equity decreases and the value of the notes will increase as the value of the Underlying Equity increases. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the value of the Underlying Equity. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- interest and yield rates in the market;

- the actual or expected volatility (frequency and magnitude of changes in price) of the Underlying Stock(s);

- the dividend rate paid on the Underlying Stock(s) (while not paid to holders of the notes, dividend payments on the Underlying Stock(s) may influence the market price of the Underlying Stock(s) and the market value of options on the Underlying Stock(s) and therefore affect the market value of the notes);

- the time to maturity of the notes;

- geopolitical conditions and economic, financial, political, regulatory or judicial events that affect stock markets generally and which may affect the Underlying Stock Issuer(s) and the trading price of the Underlying Stock(s);

- changes in the dividend rate on the Underlying Stock(s);

- our creditworthiness, including actual or anticipated changes in our credit ratings;

- the occurrence of certain events affecting the Underlying Stock Issuer(s) that may or may not require an adjustment to the Exchange Ratio, including a merger or acquisition; and

- supply and demand for the notes, including inventory positions with JPMSI or any other market maker.

Some or all of these factors may influence the price that you will receive if you sell or exchange your notes or if we call all or part of the notes prior to maturity. For example, if you sell your notes prior to maturity, you may have to sell at a substantial discount from the issue price of $1,000 per note if the value of the Underlying Equity on such day is at, below or not sufficiently above the value of the Underlying Equity at pricing. Even if the value of the Underlying Equity has appreciated, you may still have to sell your notes at a substantial discount from the issue price of the notes.

You cannot predict the future performance of the Underlying Equity based on its historical performance.

For notes whose performance is linked to a basket of common stocks, changes in the prices of common stocks composing the basket may offset each other.

Price movements in the common stocks composing a basket may not correlate with each other. At a time when the price of one or more of the common stocks included in the basket increases, the price of one or more of the other common stocks included in the basket may not increase as much or may even decline in value. Therefore, in calculating the value of the basket on the Exchange Date, the Call Date or a Valuation Date, increases in the price of one or more of the common stocks included in the basket may be moderated, or wholly offset, by lesser increases or declines in the price of one or more of the other common stocks included in the basket. Past performance is not necessarily indicative of how the common stocks will perform in the future. In addition, there can be no assurance that the value of the basket on the Exchange Date, the Call Date or a Valuation Date will be significantly higher than the value of the basket on the pricing date so that you will receive, upon the Automatic Exchange, exchange or call of the notes, an amount in excess of the price at which the notes are initially being sold to the public.

For notes whose performance is linked to a basket of common stocks of companies that are all part of the same sector, there are risks associated with a sector investment.

The performance of notes linked to the performance of a basket in a particular sector of the economy may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this particular industry than an investment linked to a more broadly diversified group of issuers.

There are important differences between the rights of holders of ADSs and the rights of holders of the underlying foreign shares.

Each ADS is a security evidenced by American Depositary Receipts that represents shares of common stock of a foreign issuer. There exist important differences between the rights of holders of the ADSs and the rights of holders of the foreign shares underlying the ADSs. The relevant deposit agreement sets forth the rights and responsibilities of the depositary, the foreign issuer and holders of the ADSs which may be different from the rights of holders of the shares of the foreign issuer. For example, a foreign issuer may make distributions in respect of its shares that are not passed on to the holders of its ADSs. Any such differences between the rights of holders of the ADSs and holders of the underlying foreign shares may be significant and may materially and adversely affect the value of the notes.

For notes whose performance is linked to ADSs, fluctuations in exchange rates will affect your investment.

There are significant risks related to an investment in a note that is linked to a stock denominated in a foreign currency that is represented by ADSs. The ADSs, which are quoted and traded in U.S. dollars, may trade differently from the underlying foreign shares, which are quoted and traded in foreign currencies. In recent years, the rates of exchange between the U.S. dollar and some other currencies, including the euro, have been highly volatile and this volatility may continue in the future. These risks generally depend on economic and political events over which we have no control. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur during the term of the notes. Changes in the exchange rate between the U.S. dollar and a foreign currency may affect the U.S. dollar equivalent of the price of the foreign shares underlying the ADSs on non-U.S. securities markets and, as a result, may affect the market price of the ADSs, which may consequently affect the value of the notes.

For notes whose performance is linked to ADSs, an investment in the notes is subject to risks associated with non-U.S. securities markets.

An investment in the notes linked to the value of ADSs representing interests in non-U.S. equity securities involves risks associated with the securities markets in those countries where the relevant non-U.S. equity securities are traded, including risks of markets volatility, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, non-U.S. companies are generally subject to accounting, auditing and financial reporting standards and requirements, and securities trading rules, different from those applicable to U.S. reporting companies.

The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in such markets, including changes in a country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions. Moreover, the economies of such countries may differ favorably or unfavorably from the economy of the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

The inclusion in the original issue price of each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the principal amount of your notes, the original issue price of the notes includes each agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI or another agent will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

Following your notice of an exercise of your Exchange Right on the Exchange Date, our notice of an exercise of our Call Right on the Call Date, or the occurrence of the Automatic Exchange, the value of the Underlying Equity may change prior to your receipt of shares of the Underlying Equity.

You may lose some or all of your investment if we settle all or a portion of the payment in shares of the Underlying Stock(s) upon your election to exchange your notes, our election to call your notes or the occurrence of the Automatic Exchange. The value of the Underlying Equity may be lower on the Exchange Settlement Date, Call Settlement Date or Maturity Date, as applicable, than it was on the Exchange Date, Call Date, or the final Valuation Date, as applicable. In addition, if we settle all or a portion of the payment in shares of the Underlying Stock(s), you will likely incur transaction costs if you sell those shares for cash.

The Underlying Stock Issuer(s) have no obligations under the notes.

The Underlying Stock Issuer(s) will have no obligations under the notes, including no obligation to pay any cash amounts or to deliver shares of the Underlying Stock(s) and no obligation to take the needs of JPMorgan Chase & Co. or the beneficial owners of the notes into consideration for any reason. Consequently, we have no ability to control the actions of the Underlying Stock Issuer(s), including any corporate actions of the type that would require an adjustment to the Exchange Ratio. The Underlying Stock Issuer(s) have no obligation to consider your interests as an investor in the notes in taking any corporate actions that might affect the value of your notes. None of the money you pay for the notes will go to the Underlying Stock Issuer(s).

You will have no shareholder or dividend rights with respect to the Underlying Stock(s).

Investing in the notes is not equivalent to investing in the Underlying Equity. As a holder of the notes, you will not have voting rights or the right to receive dividends or other distributions or any other rights with respect to the Underlying Stock(s) until you receive such Underlying Stock(s), if any.

We have no affiliation with the Underlying Stock Issuer(s).

The Underlying Stock Issuer(s) are not affiliates of ours and are not in any way involved in any offering of notes pursuant to this product supplement. Consequently, we have no control over the actions of the Underlying Stock Issuer(s), including any corporate actions of the type that would require the calculation agent to adjust the payment to you upon exchange or call of the notes or at maturity.

We cannot assure you that the public information provided on the Underlying Stock Issuer(s) is accurate or complete.

All disclosures contained in the terms supplement for your notes and this product supplement regarding the Underlying Stock Issuer(s) and the Underlying Stock(s) are derived from publicly available documents and other publicly available information. We have not participated in the preparation of such documents or made any due diligence inquiry with respect to the Underlying Stock Issuer(s) in connection with the offering of the notes. We do not make any representation that such publicly available documents or any other publicly available information regarding the Underlying Stock Issuer(s) are accurate or complete, and are not responsible for public disclosure of information by Underlying Stock Issuer(s), whether contained in filings with the Securities and Exchange Commission, which we refer to as the SEC, or otherwise. Furthermore, we cannot give any assurance that all events occurring prior to the date of the terms supplement for your notes, including events that would affect the accuracy or completeness of the public filings of the Underlying Stock Issuer(s) or the market price of the Underlying Stock(s) (and therefore the value of the Underlying Equity at pricing, the final share price(s) and the market value of the physical delivery amount), will have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Underlying Stock Issuer(s) could affect the amount you will receive on the Exchange Date, the Call Date or the Maturity Date and, therefore, the trading prices of the notes. Any prospective purchaser of the notes should undertake an independent investigation of the Underlying Stock Issuer(s) as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

If the value of the Underlying Equity changes, the market value of your notes may not change in the same manner.

Owning the notes is not the same as owning the Underlying Equity. Accordingly, changes in the value of the Underlying Equity may not result in a comparable change in the market value of the notes. If the value of the Underlying Equity on any trading day increases, the value of the notes may not increase comparably, if at all. It is also possible for the value of the Underlying Equity to increase moderately while the value of the notes declines.

In some circumstances the payment you receive on the notes may be based on the common stock of a company other than an Underlying Stock Issuer.

Following certain corporate events relating to the Underlying Stock(s), such as a stock-for-stock merger where an Underlying Stock Issuer is not the surviving entity, the amount you will receive upon your exercise of the Exchange Right, our exercise of the Call Right or the occurrence of the Automatic Exchange may be based on the common stock of a successor corporation to the Underlying Stock Issuer or any cash or any other assets distributed to holders of the common stock of such issuer. We describe the specific corporate events that can lead to these adjustments and the procedures for selecting Exchange Property (as described below) in the section of this product supplement called "General Terms of Notes — Anti-dilution Adjustments." The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the value of the notes.

The anti-dilution adjustments do not cover every corporate event that could affect the Underlying Equity.

The Exchange Ratio will be adjusted for certain events affecting the Underlying Stock(s), such as stock splits, cash dividends and stock dividends, and certain other corporate actions involving an Underlying Stock Issuer, such as mergers. However, adjustments will not be made for every corporate event that could affect the price of an Underlying Stock(s). For example, no adjustment will be made if an Underlying Stock Issuer or anyone else makes a partial tender offer or a partial exchange offer for the Underlying Stock(s) or an Underlying Stock Issuer issues additional common stock to the market. If an event occurs that does not require an adjustment to the Exchange Ratio, the market price of the notes may be materially and adversely affected. All adjustments will be calculated in the sole discretion of the calculation agent, which will initially be JPMSI. Such adjustments will be made to reflect the consequences of those corporate events, but not with the aim of changing the relative investment risk of the notes. The determination by the calculation agent to adjust, or not to adjust, the Exchange Ratio may materially and adversely affect the value of the notes and the number of shares of the Underlying Stock(s) we are required to deliver on the Exchange Settlement Date, Maturity Date or Call Settlement Date, as the case may be.

The Exchange Ratio may be subject to downward adjustment if any Underlying Stock Issuer pays a cash dividend less than the Dividend Threshold.

The terms supplement for your notes may specify that the Exchange Ratio applicable to an Underlying Stock is subject to adjustment if the relevant Underlying Stock Issuer pays a cash dividend on the relevant Underlying Stock for any calendar quarter in amount either greater or less than the Dividend Threshold. If so specified, the Exchange Ratio will be decreased if the relevant Underlying Stock Issuer pays a cash dividend less than the Dividend Threshold. A reduction in the dividend payment on an Underlying Stock may also signal a reduced market value for that Underlying Stock, which could diminish your return on the notes. As a result, you may receive fewer shares or less cash payment upon exchange or call of the notes or at maturity.

We or our affiliates may have economic interests adverse to the holders of the notes.

JPMSI and other of our affiliates trade the Underlying Stock(s) and other financial instruments related to the Underlying Stock(s) on a regular basis, for their own accounts and for other accounts under their management. JPMSI and these affiliates may also issue or underwrite or assist the Underlying Stock Issuer(s) in the issuance or underwriting of other securities or financial instruments with returns based on the performance of the Underlying Stock(s). To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the value of the Underlying Equity and, accordingly, could affect the value of the notes and the amount payable, if any, to you at maturity, or when we call the notes or you exchange the notes, if earlier.

We or our affiliates may currently or from time to time engage in business with the Underlying Stock Issuer(s) without regard to your interests, including extending loans to, or making equity investments in, the Underlying Stock Issuer(s). In addition, we or our affiliates from time to time have published and in the future may publish research reports or otherwise express views with respect to the Underlying Stock Issuer(s). These research reports or views may or may not recommend that investors buy or hold the Underlying Stock(s) and any negative recommendation could have an adverse effect on the price of the Underlying Stock(s) and the notes. Any prospective purchaser of notes should undertake an independent investigation of the Underlying Stock Issuer(s) as in its judgment is appropriate to make an informed decision with respect to an investment in the notes. Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the price of the Underlying Stock(s). By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may hedge our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will calculate how many shares of the Underlying Stock(s) or the equivalent cash amount (or combination thereof) you will receive in any exchange of your notes or our call of your notes and what adjustments should be made to the Exchange Ratio to reflect certain corporate and other events. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the calculation agent, is entitled to exercise discretion.

Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the notes.

JPMSI and other affiliates of ours may have carried out, and may continue to carry out, hedging activities related to the notes, including trading in the Underlying Stock(s) as well as in other instruments related to such common stock(s). JPMSI and some of our other subsidiaries may also trade the Underlying Stock(s) and other financial instruments related to such common stock(s) on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging activities coupled with other hedging and investment activities of ours, could potentially increase the price of the Underlying Stock(s), which will influence the determination of the Exchange Ratio for the notes, and therefore effectively establish a higher value the Underlying Equity must achieve for you to receive an amount distributed in the event of an exchange or a call of more than the applicable principal amount of your notes. Additionally, such hedging or trading activities during the term of the notes, including during the time between the Exchange Date and the Exchange Settlement Date, the Call Date and the Call Settlement Date or the Automatic Exchange Date and the Maturity Date, as applicable, could potentially affect the price of the Underlying Stock(s) and, accordingly, the value you will receive upon exchange or call of the notes, if any.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, decide that the markets have been disrupted in a manner that prevents it from properly valuing the closing prices of the Underlying Stock(s) on the scheduled trading day that is the Exchange Date or such Valuation Date, as applicable. Such events may include disruptions or suspensions of trading in the Underlying Stock(s) or futures or options contracts related to such Underlying Stock(s). If the calculation agent, in its sole discretion, determines that such events prevent us or any of our affiliates from effecting transactions in the Underlying Stock(s) or any instrument related to such Underlying Stock(s) or properly hedging our obligations under the notes, it is possible that the Exchange Date or such Valuation Date, as applicable, will be postponed and your return will be adversely affected. See "General Terms of the Notes — Market Disruption Events."

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is not more than one year (including the last possible date that the notes could be outstanding), the notes will be treated as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You are urged to review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 77-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, the notes will be contingent payment debt instruments for U.S. federal income tax purposes.

Generally, if the term of the notes is more than one year, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, you will generally be required to recognize interest income in each year at a "comparable yield," which is expected to exceed payments made with respect to the notes prior to maturity, if any. Interest included in income will increase your basis in the notes and the projected amount of stated interest, if any, will reduce your basis in the notes. Generally, amounts received at maturity or on earlier sale or disposition in excess of your basis will be treated as additional interest income, while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Losses may be subject to special reporting requirements. You are urged to review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 77-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times when you may transact in the notes, you may not be able to purchase any notes described in the terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes. Unless otherwise specified in the relevant terms supplement, these commissions will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the pricing date set forth in the terms supplement for your notes, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Underlying Stock(s). While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially increase the price of the Underlying Stock(s), which will influence the determination of the Exchange Ratio for the notes, and therefore effectively establish a higher value the Underlying Equity must achieve for you to receive an amount of the Underlying Stock(s), or cash or combination thereof, distributed in the event of an exchange or a call of more than the applicable principal amount of your notes. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Underlying Stock(s) or instruments whose value is derived from the Underlying Stock(s). Although we have no reason to believe that any of these activities will have a material impact on the value of the Underlying Equity, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

GENERAL TERMS OF NOTES

Market Disruption Events

"Market Disruption Event" means, with respect to each Underlying Stock (or any security for which a closing price must be determined):

- the occurrence or existence of a suspension, material limitation or absence of trading of the Underlying Stock (or such security) on the primary market for the Underlying Stock (or such security) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session in such market;

- a breakdown or failure in the price and trade reporting systems of the primary market for the Underlying Stock (or such security) as a result of which the reported trading prices for the Underlying Stock (or such security) during the last one-half hour preceding the close of the principal trading session in such market are materially inaccurate;

- the suspension, material limitation or absence of trading on the primary market for trading in options contracts related to the Underlying Stock (or such security), if available, during the one-half hour period preceding the close of the principal trading session in the applicable market; or

- a decision to permanently discontinue trading in the related options contract(s);

in each case as determined by the calculation agent in its sole discretion;

and, in the case of any of these events, a determination by the calculation agent in its sole discretion that the event materially interfered with our ability or the ability of any of our affiliates to effect transactions in the Underlying Stock or any instrument related to the Underlying Stock or to adjust or unwind all or a material portion of any hedge position in the Underlying Stock with respect to the notes.

For the purpose of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market;

- limitations pursuant to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by the NYSE, any other U.S. self-regulatory organization, the SEC or any other relevant authority of scope similar to NYSE Rule 80A as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, material limitation or absence of trading; and

- a suspension of trading in futures or options contracts on the Underlying Stock (or such security) by the primary securities market trading in such contracts, if available, by reason of:

  - a price change exceeding limits set by such securities exchange or market;

  - an imbalance of orders relating to such contracts; or

  - a disparity in bid and ask quotes relating to such contracts

will, in each such case, constitute a suspension, material limitation or absence of trading in futures or options contracts related to the Underlying Stock (or such security). A "suspension, material limitation or absence of trading" on the primary securities market on which futures or options contracts related to the Underlying Stock (or such security) are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Calculation Agent

JPMSI will act as the calculation agent. The calculation agent will determine, among other things, the closing prices, the Exchange Settlement Amount, the Call Settlement Amount and the Automatic Exchange Settlement Amount. In addition, the calculation agent will determine whether there has been a Market Disruption Event and will determine what adjustments should be made to the Exchange Ratio to reflect certain corporate and other events as described below under "— Anti-dilution Adjustments." All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, in the absence of manifest error, will be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the terms supplement for your notes without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid following an exchange of the notes, following a call of the notes or at maturity, and on each Interest Payment Date, if applicable, on or prior to 11:00 a.m., New York City time, on the business day preceding the Maturity Date, the Exchange Settlement Date, the Call Settlement Date and each Interest Payment Date, if applicable.

All dollar amounts related to determination of the Exchange Settlement Amount, the Call Settlement Amount and the Automatic Exchange Settlement Amount will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (*e.g.*, .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Anti-dilution Adjustments

The Exchange Ratio used to calculate amounts payable on any date of determination is subject to adjustment by the calculation agent as a result of the anti-dilution and reorganization adjustments described in this section.

The Exchange Ratio resulting from any of the adjustments specified in this section will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths being rounded upward (*e.g.*, .76545 would be rounded up to .7655). The calculation agent will not be required to make any adjustments to the Exchange Ratio after the close of business on the business day immediately preceding the Call Settlement Date, Exchange Settlement Date or Maturity Date, as applicable.

No adjustments to the Exchange Ratio will be required other than those specified below. The required adjustments specified in this section do not cover all events that could affect the closing price of the Underlying Stock(s). No adjustments will be made for certain other events, such as offerings of common stock by the Underlying Stock Issuer(s) for cash or in connection with acquisitions or otherwise or the occurrence of a partial tender or exchange offer for the Underlying Stock(s) by such issuer or any third party.

For purposes of these adjustments, except as noted below, ADSs are treated like common stock if a comparable adjustment to the foreign shares underlying the ADSs is made pursuant to the terms of the depositary arrangement for the ADSs or if holders of ADSs are entitled to receive property in respect of the underlying foreign shares. If your notes are linked to an ADS or a basket containing an ADS, the term "dividend" used in this section shall mean in respect of the ADS, unless we specify otherwise in the terms supplement for your notes, the dividend paid by the issuer of the foreign shares underlying the ADSs, net of any applicable foreign withholding or similar taxes that would be due on dividends paid to a U.S. person that claims and is entitled to a reduction in such taxes under an applicable income tax treaty, if available.

JPMSI, as calculation agent, shall be solely responsible for the determination and calculation of any adjustments to the Exchange Ratio and of any related determinations and calculations with respect to any distributions of stock, other securities or other property or assets, including cash, in connection with any corporate event described in this section, and its determinations and calculations shall be conclusive absent manifest error.

JPMorgan Chase & Co. will, within ten (10) business days following the occurrence of an event that requires an adjustment to the Exchange Ratio, or if JPMorgan Chase & Co. is not aware of this occurrence, as soon as practicable after becoming so aware, provide notice to the calculation agent, which shall provide written notice to the trustee, which shall provide notice to the holders of the notes of the occurrence of this event and, if applicable, a statement in reasonable detail setting forth the adjusted Exchange Ratio.

Stock Splits and Reverse Stock Splits

If an Underlying Stock is subject to a stock split or reverse stock split and that split has occurred, the calculation agent will adjust the Exchange Ratio on the effective date of the split to equal:

- the Exchange Ratio prior to the effective date of that stock split or reverse stock split, *multiplied by*

- the number of shares which a holder of one share of the Underlying Stock before the effective date of that stock split or reverse stock split would have owned or been entitled to receive immediately following the applicable effective date.

Stock Dividends

If an Underlying Stock is subject to a (i) stock dividend, *i.e.,* issuance of additional shares of the Underlying Stock, that is given ratably to all holders of shares of such common stock, or (ii) distribution of shares of the Underlying Stock as a result of the triggering of any provision of the corporate charter of the Underlying Stock Issuer, then, on the ex-dividend date (*i.e.,* the dividend has been distributed and the Underlying Stock is being traded ex-dividend), the Exchange Ratio will be adjusted so that the Exchange Ratio on the ex-dividend date will be equal to (a) the Exchange Ratio on the day immediately preceding the ex-dividend date *plus* (b) an amount equal to:

- the Exchange Ratio on the day immediately preceding the ex-dividend date, *multiplied by*

- the number of shares of the Underlying Stock issued with respect to one share of such common stock.

Non-Cash Dividends and Distributions

If an Underlying Stock Issuer distributes shares of capital stock, evidences of indebtedness or other assets or property of the Underlying Stock Issuer to holders of Underlying Stock (other than (i) dividends, distributions and rights or warrants referred to under "—Stock Splits and Reverse Stock Splits" and "—Stock Dividends" above and (ii) cash distributions or dividends referred under "—Cash Dividends" below), then, once on the ex-dividend date, the Exchange Ratio will be adjusted so that the Exchange Ratio on the ex-dividend date will be equal to:

- the Exchange Ratio on the date immediately preceding the ex-dividend date, *multiplied by*

- a fraction, the numerator of which is the Current Market Price of the Underlying Stock and the denominator of which is such Current Market Price *minus* the Fair Market Value of such distribution.

The "Current Market Price" of the Underlying Stock means the closing price of such common stock on the trading day immediately preceding the ex-dividend date of the cash dividend or distribution requiring an adjustment to the Exchange Ratio.

The "Fair Market Value" of any such distribution means the value of such distribution on the ex-dividend date for such distribution, as determined by the calculation agent. If such distribution consists of property traded on the ex-dividend date on a U.S. national securities exchange, the NASDAQ Global Select Market or the NASDAQ Global Market, the Fair Market Value will equal the closing price of such distributed property on such ex-dividend date.

Notwithstanding the foregoing, a distribution on the Underlying Stock described in clause (a), (d) or (e) of the section entitled "— Reorganization Events" below that also would require an adjustment under this section shall only cause an adjustment pursuant to clause (a), (d) or (e) of the section entitled "— Reorganization Events." A distribution on the Underlying Stock described in the section entitled "— Issuance of Transferable Rights or Warrants" that also would require an adjustment under this section shall only cause an adjustment pursuant to the section entitled "— Issuance of Transferable Rights or Warrants."

Cash Dividends

If specified in the terms supplement for your notes, the Exchange Ratio applicable to an Underlying Stock will be subject to adjustment, depending on, if applicable, changes to the dividends or distributions consisting exclusively of cash made by the Underlying Stock Issuer to all holders of such common stock. If the Exchange Ratio is subject to such adjustment, then the Exchange Ratio will be adjusted, effective as of the close of business on the trading day immediately preceding the ex-dividend date, so that the new Exchange Ratio shall equal the product of:

- the Exchange Ratio on the day immediately preceding the ex-dividend date, and

- a fraction, the numerator of which is the Current Market Price of the Underlying Stock and the denominator of which is:

  (a)   if the New Dividend is greater than or equal to the Dividend Threshold, the Current Market Price of the Underlying Stock *minus* the amount by which the New Dividend exceeds the Dividend Threshold; or

  (b)   (i) if the New Dividend is less than the Dividend Threshold or (ii) if the Underlying Stock Issuer fails to declare or make a dividend payment on the common stock (as determined by the calculation agent in its sole discretion), the Current Market Price of the Underlying Stock *plus* the amount by which the Dividend Threshold exceeds the New Dividend.

"New Dividend" shall be the cash dividend per share of common stock, which may be zero, giving rise to the adjustment.

"Dividend Threshold" shall be an annual, quarterly or monthly amount per share of the relevant Underlying Stock that is specified in the terms supplement for your notes and is subject to adjustment by the calculation agent in the event of a Reorganization Event or other event that affects the Underlying Stock, as determined by the calculation agent in its sole discretion. For the avoidance of doubt, any special or one-time cash dividends shall be included in the calculation agent's determination of whether the New Dividend is greater or lesser than the Dividend Threshold for the applicable period as specified in the terms supplement for your notes.

If the calculation agent determines that the Underlying Stock Issuer has failed to declare or make a dividend payment, the effective adjustment date for adjusting the Exchange Ratio will be the "Exchange Ratio Adjustment Date" specified in the terms supplement for your notes or the Valuation Date, as applicable.

Issuance of Transferable Rights or Warrants

If an Underlying Stock Issuer issues transferable rights or warrants to all holders of the Underlying Stock to subscribe for or purchase such common stock, including new or existing rights to purchase such common stock at an exercise price per share less than the closing price of such common stock on both (i) the date the exercise price of such rights or warrants is determined and (ii) the expiration date of such rights or warrants pursuant to a shareholder's rights plan or arrangement, and if the expiration date of such rights or warrants precedes the Maturity Date of the notes, then the Exchange Ratio will be adjusted on the business day immediately following the issuance of such transferable rights or warrants so that the new Exchange Ratio shall equal the Exchange Ratio on the day immediately preceding the ex-dividend date plus:

- the Exchange Ratio on the day immediately preceding the ex-dividend date *multiplied* by

- the number of shares of the Underlying Stock that can be purchased with the cash value of such warrants or rights distributed on one share of such common stock.

The number of shares that can be purchased will be based on the closing price of the Underlying Stock on the date as of which the new Exchange Ratio is determined. The cash value of such warrants or rights, if the warrants or rights are traded on a U.S. national securities exchange, will equal the closing price of such warrant or right, or, if the warrants or rights are not traded on a U.S. national securities exchange, will be determined by the calculation agent and will equal the average (mean) of the bid prices obtained from three dealers at 3:00 p.m., New York City time, on the date as of which the new Exchange Ratio is determined, *provided* that if only two such bid prices are available, then the cash value of such warrants or rights will equal the average (mean) of such bids and if only one such bid is available, then the cash value of such warrants or rights will equal such bid.

Reorganization Events

In respect of an Underlying Stock Issuer and the related Underlying Stock, if prior to the Call Settlement Date, Exchange Settlement Date or Maturity Date, as applicable,

(a) there occurs any reclassification or change of the Underlying Stock, including, without limitation, as a result of the issuance of tracking stock by the Underlying Stock Issuer;

(b) the Underlying Stock Issuer, or any surviving entity or subsequent surviving entity of such issuer (a "Successor Entity"), has been subject to a merger, combination or consolidation and is not the surviving entity;

(c) any statutory exchange of securities of the Underlying Stock Issuer or any Successor Entity with another corporation occurs, other than pursuant to clause (b) above;

(d) the Underlying Stock Issuer is liquidated or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law;

(e) the Underlying Stock Issuer issues to all of its shareholders equity securities of an issuer other than itself, other than in a transaction described in clauses (b), (c) or (d) above (a "Spin-off Event"); or

(f) a tender or exchange offer or going-private transaction is commenced for all the outstanding shares of the Underlying Stock Issuer and is consummated for all or substantially all of such shares, as determined by the calculation agent in its sole discretion, (an event in clauses (a) through (f), a "Reorganization Event");

then each holder's right to exchange each note into shares of the applicable Underlying Stock at the Exchange Ratio will, following the effective date of any such Reorganization Event, become a right to exchange into Exchange Property, as described below.

"Exchange Property" will consist of any Underlying Stock continued to be held by the holders of such common stock, and any securities, cash or any other assets distributed to the holders of such common stock in, or as a result of, the Reorganization Event. No interest will accrue on any Exchange Property.

If the Exchange Property consists solely of securities (including, without limitation, securities of the Underlying Stock Issuer or securities of foreign issuers represented by American depositary receipts) traded on the NYSE, the AMEX, the NASDAQ Global Select Market or the NASDAQ Global Market ("Exchange Traded Securities"), then each holder will have the right to exchange a note into the number of units of such Exchange Property equal to the Exchange Ratio immediately prior to such Reorganization Event multiplied by the kind and amount of Exchange Property that a holder of one share of Underlying Stock would receive (including any Underlying Stock that continues to be held by such holder) in such Reorganization Event. In lieu of delivering Exchange Property upon any such exchange of notes, we may settle the notes in cash in whole or in part as described above under "Description of Notes — Exchange Right," "— Call Right" and "— Automatic Exchange" except that the Exchange Settlement Amount, the Call Settlement Amount or the Automatic Exchange Settlement Amount, as applicable, will be determined by reference to the closing prices of the Exchange Property.

If the Exchange Property consists solely of cash, property other than Exchange Traded Securities or a combination thereof, the calculation agent shall be deemed to have liquidated all non-cash Exchange Property upon terms that it deems commercially reasonable, and the value of the Exchange Property shall, after such liquidation, equal an aggregate cash amount, including the amount resulting from that liquidation. We refer to this aggregate cash amount as the "Per Share Liquidation Value." Following a Reorganization Event of this sort, each holder will have only the right to exchange a note into cash in an aggregate amount equal to the Exchange Ratio immediately prior to such Reorganization Event multiplied by the Per Share Liquidation Value. In this case, we will settle the notes with respect to the Exchange Property in cash as described above under "Description of Notes — Exchange Right," "— Call Right" and "– Automatic Exchange"

If the Exchange Property consists of any other combination of Exchange Traded Securities, cash or property other than Exchange Traded Securities, the calculation agent shall be deemed to have liquidated all property other than Exchange Traded Securities upon terms that it deems commercially reasonable. Following a Reorganization Event of this sort, each holder will have the right to exchange a note into (i) cash equal to the Per Share Liquidation Value multiplied by the Exchange Ratio immediately prior to such Reorganization Event and (ii) the kind and amount of Exchange Traded Securities that a holder of one share of Underlying Stock would receive (including any Underlying Stock that continues to be held by such holder) in such Reorganization Event multiplied by the Exchange Ratio immediately prior to such event. In lieu of delivering Exchange Property consisting of Exchange Traded Securities in part upon any such exchange of notes, we may settle the notes in cash in whole or in part as described above under "Description of Notes — Exchange Right," "—Call Right" and "—Automatic Exchange," except that the Exchange Settlement Amount, the Call Settlement Amount or the Automatic Exchange Settlement Amount, as applicable, will be determined by reference to the Per Share Liquidation Value and the closing prices of the Exchange Traded Securities.

In the event Exchange Property consists of common equity securities, those securities will, in turn, be subject to anti-dilution adjustments of the type set forth in this product supplement.

In the case of a consummated tender or exchange offer or going-private transaction involving Exchange Property, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer or going-private transaction). In the event of a tender or exchange offer or a going-private transaction with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

The calculation agent shall be solely responsible for determination and calculation of the Exchange Property if a Reorganization Event occurs and the cash amount due upon exchange of the notes, including the determination of the cash value of any Exchange Property and the Per Share Liquidation Value, if necessary. The calculation agent's determinations and calculations shall be conclusive absent manifest error.

Delisting of ADSs

If an ADS is no longer listed or admitted to trading on a U.S. securities exchange registered under the Securities Exchange Act of 1934 or is no longer a security quoted on the Nasdaq Stock Market, or included in the OTC Bulletin Board Service operated by the NASD, then the ADS will be removed from the calculation of the Settlement Amount, the foreign share underlying the ADS will be deemed to be a new common stock and the Underlying Equity will include a number of shares of the new common stock equal to the Exchange Ratio for the new common stock. The initial Exchange Ratio for that new underlying common stock will equal the last value of the Exchange Ratio for the ADS multiplied by the number of underlying foreign shares represented by a single ADS.

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Payment upon an Event of Default

In case an Event of Default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of any note shall be equal to the principal amount of the note plus any accrued and unpaid interest to but not including the date of acceleration; *provided* that, upon your exercise of the Exchange Right, our exercise of the Call Right or the occurrence of the Automatic Exchange, the amount declared due and payable upon any such acceleration with respect to the note shall be an amount in cash per note equal to the market value of the Exchange Settlement Amount, Call Settlement Amount or Automatic Exchange Settlement Amount, as applicable, determined by the calculation agent as of the Exchange Date, the Call Date or the Automatic Exchange Date, as applicable, plus any accrued and unpaid interest on the notes exchanged, called or automatically exchanged, as the case may be.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless we specify otherwise in the terms supplement for your notes.

Listing

The notes will not be listed on any securities exchange, unless we specify otherwise in the terms supplement for your notes.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

HYPOTHETICAL RETURNS ON YOUR NOTE

The terms supplement for your notes may include a table or chart showing various hypothetical rates of return on an investment in the notes and on a comparable investment directly in the Underlying Stock(s), in each case assuming the investment is held from the issue date until the Maturity Date or assuming the notes are exchanged or called. If we provide rates of return, they will be based on a range of hypothetical market values for the notes and for the Underlying Stock(s) on the Maturity Date, Exchange Settlement Date or Call Settlement Date, as well as on various key assumptions shown in the terms supplement for your notes.

Any table or chart showing hypothetical rates of return will be provided for purposes of illustration only. It should not be viewed as an indication or prediction of future investment results. Rather, it is intended merely to illustrate the impact that various hypothetical market values of your note and of the Underlying Stock(s) on the Maturity Date, Exchange Settlement Date or Call Settlement Date could have on the hypothetical rates of return on your note, if held to the Maturity Date or if exchanged or called, in each case as calculated in the manner described in the terms supplement for your notes and assuming all other variables remain constant. Any rates of return listed in the terms supplement for your notes will be entirely hypothetical. They will be based on market values for your note and the Underlying Stock(s) that may not be achieved on the relevant date or dates and on assumptions that may prove to be erroneous.

As calculated in the terms supplement for your notes, the hypothetical market values of your note on the Maturity Date may bear little or no relationship to the actual market value of your note on that date or at any other time, including any time you might wish to sell your note. In addition, you should not view the hypothetical rates of return as an indication of the possible financial return on an investment in your note, since the financial return will be affected by various factors, including taxes, that the hypothetical information does not take into account. Moreover, whatever the financial return on your note might be, it may bear little relation to—and may be much less than—the financial return that you might achieve were you to invest in the Underlying Stock(s) directly. Among other things, the financial return on the Underlying Stock(s) could include substantial dividend payments, which you will not receive as an investor in your note, and an investment in the Underlying Stock(s) is likely to have tax consequences that are different from an investment in your note.

We describe various risk factors that may affect the market value of your note, and the unpredictable nature of that market value, under "Risk Factors" above.

We cannot predict the market price of the Underlying Stock(s) or the market value of your note, nor can we predict the relationship between the two. Moreover, the assumptions we make in connection with any hypothetical information in the terms supplement for your notes may not reflect actual events. Consequently, that information may give little or no indication of the financial return on your note or of how that return might compare to the financial return on an investment directly in the Underlying Stock(s).

UNDERLYING STOCK ISSUER(S)

In the terms supplement for your notes, we will provide summary information on the business of the Underlying Stock Issuer(s) based on its publicly available documents.

Where Information About the Underlying Stock Issuer(s) Can Be Obtained

The Underlying Stock(s) will be registered under the Exchange Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the U.S. Securities and Exchange Commission (the "SEC"). Information provided to or filed with the SEC can be inspected and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, information provided to or filed by the Underlying Stock Issuer(s) with the SEC electronically can be reviewed through a web site maintained by the SEC. The address of the SEC's web site is http://www.sec.gov. Information provided to or filed with the SEC by the Underlying Stock Issuer(s) under the Exchange Act can be located by referencing its SEC file number, which will be specified in the terms supplement for your notes.

Information about the Underlying Stock Issuer(s) may also be obtained from other sources such as press releases, newspaper articles and other publicly disseminated documents.

We do not make any representation or warranty as to the accuracy or completeness of any materials referred to above, including any filings made by the Underlying Stock Issuer(s) with the SEC.

We Will Obtain the Information About the Underlying Stock Issuer(s) in the Terms Supplement for Your Notes from the Public Filings of the Underlying Stock Issuer(s)

This product supplement and any related terms supplement relate only to the notes offered hereby and do not relate to the Underlying Stock(s) or other securities of the Underlying Stock Issuer(s). We will derive any and all disclosures contained in the related terms supplement regarding the Underlying Issuer(s) from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor JPMSI has or will participate in the preparation of such documents or has made or will make any due diligence inquiry with respect to the Underlying Stock Issuer(s). Neither we nor JPMSI makes any representation that such publicly available documents are, or any other publicly available information regarding the Underlying Stock Issuer(s) is, accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of the Underlying Stock(s) (and therefore the Exchange Ratio(s)) have been or will be publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Underlying Stock Issuers could affect the value received on the Exchange Settlement Date, Call Settlement Date or Maturity Date, as applicable, with respect to the notes and therefore the trading prices of the notes.

Neither we nor any of our affiliates will make any representation to you as to the performance of the Underlying Stock(s).

We or our affiliates may currently or from time to time engage in business with the Underlying Stock Issuer(s) without regard to your interests, including extending loans to, or making equity investments in, the Underlying Stock Issuer(s). In addition, we or our affiliates from time to time have published and in the future may publish research reports or otherwise express views with respect to the Underlying Stock Issuer(s). These research reports or views may or may not recommend that investors buy or hold the Underlying Stock(s) and any negative recommendation could have an adverse effect on the price of the Underlying Stock(s) and the notes. Any prospective purchaser of notes should undertake an independent investigation of the Underlying Stock Issuer(s) as in its judgment is appropriate to make an informed decision with respect to an investment in the notes. Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the price of the Underlying Stock(s). By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

Historical Trading Price Information

We will provide historical price information on the Underlying Stock(s) in the terms supplement for your notes. You should not take any such historical prices of the Underlying Stock(s) as an indication of future performance. We cannot give you any assurance that the value of the Underlying Equity will increase sufficiently for you to receive an amount in excess of the face amount of your note at maturity.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at their issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion, however, does not address the U.S. federal income tax consequences of the ownership or disposition of any Underlying Equity that a holder (including a Non-U.S. Holder, as defined below) may receive at maturity or an earlier Call or Exchange. You should consult your tax adviser regarding the potential U.S. federal income tax consequences of the ownership or disposition of the Underlying Equity.

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- an insurance company;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities or foreign currencies;
- a person holding the notes as part of a hedging transaction, "straddle," conversion transaction, or integrated transaction, or who has entered into a "constructive sale" with respect to the notes;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Treatment of the Notes

We expect to seek an opinion from Davis Polk & Wardwell, our special tax counsel, regarding the treatment of the notes as debt for U.S. federal income tax purposes. The relevant terms supplement will describe Davis Polk & Wardwell's level of comfort on this issue, which will depend on the facts of the particular offering. The following discussion describes the treatment of the notes assuming that Davis Polk & Wardwell has provided us an opinion that the notes will be treated as debt for U.S. federal income tax purposes.

We will not attempt to ascertain whether the issuer of the Underlying Equity (or any issuer, if the Underlying Equity is a basket of common stocks) would be treated as a "passive foreign investment company" (a "PFIC") within the meaning of Section 1297 of the Code or as a "U.S. real property holding corporation" (a "USRPHC") within the meaning of Section 897 of the Code. If the issuer of the Underlying Equity (or any issuer, if the Underlying Equity is a basket of common stocks) were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. Holder in the case of a PFIC and to a Non-U.S. Holder in the case of a USRPHC, with respect to any gain recognized on the sale, exchange or retirement of a note. You should refer to information filed with the SEC or another governmental authority by the issuer(s) of the Underlying Equity and consult your tax adviser regarding the possible consequences to you if any such issuer is or becomes a PFIC or a USRPHC.

Tax Consequences to U.S. Holders

The following discussion applies to you only if you are a "U.S. Holder" of notes. You are a "U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;
- a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More Than One Year

If the term of the notes (including one but not both of the issue date and the maturity date) from issuance to maturity (treating for purpose of this determination the last possible date that the notes could be outstanding as the maturity date) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service (the "IRS") with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term obligations. Cash-method holders will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received as stated interest, if any, or received pursuant to a sale or exchange, as described below. Although accrual-method holders and certain other holders are generally required to accrue interest on short-term notes on a straight-line basis, because the amount that will be received with respect to the notes is uncertain, it is not clear how such accruals should be determined. If the amount that will be received with respect to the notes has become fixed (or the likelihood of such amount not being fixed has become "remote") prior to the maturity date, it is likely that the accruals will be determined based on the fixed amount. You should consult your tax adviser regarding the determination of the amount of any interest accruals on the notes.

Sale, Exchange or Redemption of the Notes

Upon a sale or exchange of a short-term note (including redemption of the notes or delivery of the Underlying Equity at maturity), you should recognize gain or loss in an amount equal to the difference between the amount of cash and/or the value of property you receive and your adjusted basis in the note. Your adjusted basis in the note should equal the sum of the amount you paid to acquire the note and interest that you have previously included in income but not received, if any.

The amount of any resulting loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. In the case of a gain resulting from redemption at maturity, the gain should be treated as ordinary income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary income. If the amount to be received at maturity has become fixed (or the likelihood of such amount not being a fixed amount has become "remote") prior to a sale or exchange, it is likely that the portion of gain on such sale or exchange that should be taxed as ordinary income will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon a sale or exchange (including redemption at maturity) of a short-term note.

Interest on Indebtedness Incurred to Purchase the Notes

To the extent you have not previously included interest income on the short-term notes, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the notes until the maturity of the notes or until you dispose of your notes in a taxable transaction. You should consult your tax adviser regarding the possibility of such deferral.

Notes with a Term of More Than One Year

If the term of the notes (including one but not both of the issue date and the maturity date) from issuance to maturity (treating for the purpose of this determination the last possible date that the notes could be outstanding as the maturity date) is more than one year, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes with the consequences described below. The notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes.

Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for such notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment on the notes (as described below).

Upon a sale or exchange of a note (including redemption of the notes or delivery of the Underlying Equity at maturity), you generally will recognize taxable gain or loss equal to the difference between the amount of cash and/or the value of property received from the sale, exchange or redemption and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note and decreased by the amount of any prior projected payments in respect of the note. You generally must treat any gain as interest income and any loss as ordinary loss to the extent of all previous interest inclusions with respect to the note, and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You are urged to consult your tax adviser regarding these limitations and reporting obligations.

Special rules may apply if the contingent payment on the notes becomes "fixed" (within the meaning of the applicable Treasury regulations) prior to maturity. For purposes of the preceding sentence, a payment (including delivery of the Underlying Equity) will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, under these rules you would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the note. In addition, you would be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the note. The character of any gain or loss on the sale or exchange of a note could also be affected. You are urged to consult your tax adviser concerning the application of these special rules.

Tax Consequences of Receipt of the Underlying Equity

Your tax basis in any shares or ADSs of the Underlying Equity received upon an exchange of a note at maturity or earlier Call or Exchange will be equal to the fair market value thereof, determined at the time of the exchange or call. Your holding period for such shares or ADSs will commence on the day immediately following their receipt.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a "Non-U.S. Holder" of notes. You are a "Non-U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Payments to you on the notes, and, generally, any gain realized on a sale or exchange of the notes, generally will be exempt from U.S. federal income tax (including withholding tax) provided generally, in the case of notes with a term of more than 183 days, that you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements, and such amounts are not effectively connected with your conduct of a U.S. trade or business.

Notwithstanding the preceding paragraph, if the notes have a term to maturity of 183 days or less and you do not provide a properly executed IRS Form W-8BEN, you may be subject to information reporting and backup withholding, as described below, unless you provide documentation of your status as a non-U.S. person (which would include providing a properly executed IRS Form W-8BEN).

If you are engaged in a trade or business in the United States and if the income or gain on the note, if any, is effectively connected with your conduct of such trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on such income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the second preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, provided that interest on the notes is not then effectively connected with your conduct of a U.S. trade or business.

You should consult your tax adviser regarding the U.S. tax consequences of receiving and holding the Underlying Equity, including the possible imposition of withholding tax with respect to dividends on the Underlying Equity, the possible treatment of the Underlying Equity (or any component of the Underlying Equity, if the Underlying Equity is a basket of common stocks) as a USRPHC, and possible U.S. federal estate tax consequences.

Backup Withholding and Information Reporting

Interest paid on the notes and the proceeds received from a sale, exchange or other disposition (including at maturity) of notes will be subject to information reporting if you are not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and JPMSI, and certain other agents (JPMSI and each such agent, an "Agent") that may be party to the Master Agency Agreement from time to time (each an "Agent" and collectively with JPMSI, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the terms supplement for your notes. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the terms supplement for your notes. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the terms supplement for your notes. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 77-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 77-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 77-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

The notes are not and will not be authorized by the Comisión Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissão de Valores Mobiliários" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction nº 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 77-I or the accompanying prospectus supplement, prospectus or terms supplement, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 77-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

Neither this product supplement no. 77-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 77-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The notes may not be publicly offered in Switzerland, as such term is defined or interpreted under the Swiss Code of Obligations. Neither this product supplement no. 77-I, the accompanying prospectus supplement, prospectus or terms supplement nor any of the documents related to the notes constitute a prospectus in the sense of article 652a or 1156 of the Swiss Code of Obligations.

In addition, notes that fall within the scope of the Swiss Investment Fund Act may not be offered and distributed by means of public advertising in or from Switzerland, as such term is defined or interpreted under the Swiss Investment Fund Act. Such notes will not be registered with the Swiss Federal Banking Commission under the Swiss Investment Fund Act and the corresponding Swiss Investment Fund Ordinance and investors will, therefore, not benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.

Unless we specify otherwise in the terms supplement for your notes, the settlement date for the notes will be the tenth (10th) business day following the pricing date (which is referred to as a "T+10" settlement cycle). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, unless a different settlement cycle is specified in the terms supplement for your notes, purchasers who wish to trade notes on the pricing date or the succeeding six business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or the statutory exemptions under Section 408(b)(17) of ERISA and Section 4975(d)(20) are available or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to similar laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

NOTICE OF EXCHANGE

DATED: [   ]

JPMorgan Chase & Co.	J.P. Morgan Securities Inc., as	Deutsche Bank Trust Company
270 Park Avenue	calculation agent	Americas
New York, New York 10017	277 Park Avenue	25 DeForest Avenue
	New York, New York 10017-2070	Second Floor, MS SUM01-0105
	Fax No.: [212-]	Summit, NJ 07901
	(Attention: [ ])	Fax No.: [ ]
		(Attention:[ ])

Ladies and Gentlemen:

The undersigned holder of the Exchangeable Notes Linked to [the Common Stock of [   ]] [a Basket of Common Stocks of [   ]] due [   ] of JPMorgan & Chase Co. (CUSIP No. [   ]) (the "Notes") hereby elects to exercise the Exchange Right in accordance with the terms of the Notes. This Exchange Right relates to the principal amount of the Notes indicated below which are concurrently being delivered to the trustee and the calculation agent, as of the date hereof (or, if this letter is received after 11:00 a.m., New York City time, on any Trading Day, as of the next Trading Day). Terms not defined herein have the meanings given to such terms in the product supplement No. 77-I, dated May 22, 2007. Please date and acknowledge receipt of this notice in the space provided below on the date of receipt, and fax a copy to the fax number indicated, whereupon JPMorgan Chase & Co. will deliver, or cause to be delivered in accordance with the terms of the Notes, shares of Underlying Stock(s), or if it elects in its sole discretion in place of such shares to settle the Exchange Settlement Amount in cash or a combination of cash and shares, cash and/or shares of Underlying Stock(s).

The undersigned certifies and acknowledges to you that (i) it is, or is duly authorized to act for, the beneficial owner of the principal amount of the Notes indicated below its signature (and attaches evidence of such ownership as provided by the undersigned's position services department or the position services department of the entity through which the undersigned holds its Notes), (ii) it will cause the principal amount of the Notes to be exchanged to be transferred to the trustee concurrently with the delivery of this Notice of Exchange as required by the terms of the Notes, (iii) the aggregate principal amount of the Notes to be exchanged pursuant to this notice is equal to or greater than $25,000, unless the Notes identified for exchange hereby constitute the undersigned's entire holding of Notes and (iv) this instruction to exchange the Notes is irrevocable.

Very truly yours,	FOR INTERNAL USE ONLY:
	Receipt of the above notice of exchange is
_____	hereby acknowledged:
(Name of beneficial owner or person	JPMORGAN CHASE & CO., as Issuer
authorized to act on its behalf)	
_____	
(Title)	By J.P. MORGAN SECURITIES INC., as
_____	calculation agent
(Fax No.)	By:
Principal amount of the Notes to be	_____
exchanged:	(Title)
$_____	Date and time of acknowledgment:
(must be at least $25,000 or all of the	_____
Holder's Notes and a multiple of $1,000)	(Date/Time)